Heineken NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


05005512

date
21 January 2005

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

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Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

Heineken
Russia

DIAGEO

Exemption file number 82-4953

Press release

Heineken and Diageo announce partnership on Guinness brand in Russia

20 January 2005, St Petersburg – Heineken Russia and Diageo have announced today that they will commence a partnership for the production and distribution of Guinness in Russia.

From 1st of July 2005 Heineken Brewery LLC will become the authorized importer and distributor of Guinness and Kilkenny brands in Russia. Heineken will start local production of Guinness Foreign Extra Stout under license in St Petersburg before July 2005.

Mr. Roland Pirmez, CEO Heineken Russia, comments: "Heineken becomes the first one to start brewing the real stout proposition brand on the Russian beer market. The consumer will be glad to notice decrease in retail price for locally produced Guinness Foreign Extra Stout. It is expected to be on the same level as for other brands in the international licensed beer segment".

Guinness Foreign Extra Stout will be produced and sold in 0.5 liter cans and 0.5 liter bottles. It will be brewed according to the old Irish recipe and technology standards, using only natural ingredients in the brewing process. Draught Guinness will continue to be imported from Guinness Ireland for marketing, sales and distribution in the on-trade.

Ms Alison Forrestal, General Manager Diageo Russia, comments "The existing distribution network of Heineken Russia and its specialized beer marketing and sales expertise in Russia will accelerate growth of Guinness brand in the fastest growing sector of the Russian beer market – the international licensed brand segment."

Editorial information:

Heineken NV bought Bravo International LLC in St Petersburg in 2002 (Heineken Brewery LLC from 01.03.2003). At the moment Heineken Russia embodies a group of 4 non listed companies located in different parts of the Russian Federation: Heineken Brewery LLC in St Petersburg with brand portfolio consisting of locally produced Heineken, national brands Bochkarev, Ohota, licensed Bavarian Lowenbrau, Buckler and imported Amstel and Murphy's; Volga brewery in Nizhny Novgorod with key regional brands Rusich, Okskoye and Volga; Shikhan brewery in Sterlitamak (Bashkortostan) with popular local brands Shikhan, Solyanaya Pristan and Sedoy Ural; and Sobol Beer in Novosibirsk famous for Sobol brand. The acquisitions provided the company with market share of 8.6% in Russia and strengthened its position No.3 on the Russian beer market. Heineken Russia is an employer of over 4000 people.

Diageo is the world's leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

For additional information please contact:

Anna Meleshina
Group PR & PA Manager Heineken Russia
Tel + 7 812 326 85 85 (ext 227)
e-mail: anna.meleshina@heineken.com

Natalia Fomicheva
Marketing Manager Diageo Russia
Tel +7 095 961 26 17
e-mail: natalia.fomicheva@diageo.com

Exemption file number 82-4953

press release

Amsterdam, 21 January 2005

Heineken joint venture acquires Würzburger Hofbräu in Germany

Heineken N.V. announced today that Kulmbacher Brauerei AG, a subsidiary of Brau Holding International AG (the joint-venture between Heineken (49.9%) and Schörghuber Corporate Group (50.1%), has made a binding offer to acquire 90.7 % of the shares of Würzburger Hofbräu AG.

The acquisition price is EUR 34,012,500. The transaction is subject to regulatory approval.

Jean Francois van Boxmeer, member of the Executive Board of Heineken N.V. commented: "With this acquisition we further expand our presence in one of the world's biggest beer markets, by forming a strong chain of leading regional breweries in Southern Germany, offering regional premium beer brands."

The Würzburger Hofbräu, founded in 1643, is located in the northern Bavarian region of Franconia, Germany. The company owns two breweries, in Würzburg and in Poppenhausen, and is the main brewer in the region with a sales volume of 360,000 hectolitres.

The brand portfolio includes the company's leading brand Würzburger Hofbräu and the brands Werner Bräu, Lohrer Bier and Wächtersbacher.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken N.V.: www.heinekeninternational.com

For 50 years, the Schörghuber Corporate Group has been involved in the business divisions hotel, aircraft leasing, beverages, real estate and construction with great success. Numerous companies with approximately 5000 employees are part of this corporate group, whose field of activities has been expanding onto international terrain since the 1980's. The Brau Holding International AG is the main holding for the beverage business division and is one of Germany's leading beverage enterprises. Its holdings include Munich's traditional brewery group, "Paulaner Brauerei Gruppe", the Kulmbacher Group and Karlsberg.. In the beer sector alone, the company is represented by such well-known brands as Paulaner, Hacker-Pschorr, Thurn und Taxis, Auerbräu, Kulmbacher, EKU, Mönchshof, Kapuziner,

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Sternquell,Braustolz, Fürstenberg, Hoepfner, Karlsberg and Königsbacher. For further information visit www.schoerghuber-unternehmensgruppe.de

Heineken N.V.
Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Heineken N.V.
Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Brau Holding International AG
Press enquiries:
Holger Lösch
Telephone: +49 89 9238 572
Ho.loesch@schoerghuber-unternehmensgruppe.de

Exemption file number 82-4953

press release

Amsterdam, 21 January 2005

Heineken JV in preliminary discussions with Kingway Brewery Holdings

Heineken N.V. announced today that it is in preliminary discussions, through its associated company Heineken Asia Pacific Breweries China Pte Ltd (Heineken-APB), with GDH Limited, the controlling shareholder of Kingway Brewery Holdings Limited in China, regarding a possible increase of its 21%-shareholding interest in Kingway.

The discussions are very preliminary at this stage and may or may not lead to any transaction. During the discussions Heineken will not comment further.

Heineken-APB is part of the 50-50 joint venture between Heineken and Fraser & Neave in the Asia-Pacific region.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken N.V.: www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com